(503) 419-3002

November 15, 2007November 16, 2007

Karl Hiller
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Shoshone Silver Mining Company
Amended Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed May 21, 2007
File No. 0-31184

Dear Mr. Hiller:

     We represent Shoshone Silver Mining Company (the “Company”) and have received a copy of your letter to Melanie Farrand, dated September 26, 2007.

     On behalf of our client, we have enclosed a copy of Amended Form 10-KSB for the fiscal year December 31, 2006, including two marked copies indicating changes from original Form 10-KSB previously filed.

     Our client’s responses to your numbered comments are as follows:

1.	The Company understands that the revisions to the annual report contained in the marked revisions will be made in Form 10-QSB filings for subsequent periods.

2.	The Commission file number has been included in this revision and shall be corrected in subsequent interim reports.

3.	A section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations has been added as new Item 7 beginning on page 35 of the annual report.

Karl Hiller
US Securities & Exchange Commission
November 16, 2007

4.	In accordance with the Item 307 of Regulation S-B the Company has made the following revision on page 29 of the annual report:

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a system of disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including Shoshone’s principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Shoshone’s management, with the participation of Shoshone’s principal executive officer and principal financial officer, has evaluated the effectiveness of Shoshone’s disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, as of December 31, 2006. Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2006.

5.	In accordance with the Item 308(c) of Regulation S-B the Company has made the following revision on page 29 of the annual report:

Internal Control Over Financial Reporting

Shoshone’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Karl Hiller
US Securities & Exchange Commission
November 16, 2007

Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate. Management has assessed the effectiveness of Shoshone’s internal control over financial reporting as of December 31, 2006. Management concluded that, based on its assessment, Shoshone’s internal control over financial reporting was effective as of December 31, 2006.

Changes in Internal Control Over Financial Reporting

There were no changes in Shoshone’s internal control over financial reporting during the fourth quarter of fiscal 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

6.	Pursuant to the Commission’s request the Company will report as an exploration stage company.

1.	The financial statements have been adjusted to conform to SFAS #7

2.	The Company’s name will be followed by “(an exploration stage company)” in several areas.

3.	The following disclosures will be added to Note 1 to the FS:

Exploration Stage Activities

Beginning in fiscal 2000 the Company entered an exploration stage. The Company has acquired several mining properties since entering this exploration stage. Further, the Company plans to refurbish the mill at its Lakeview property and also plans to conduct geologic assessments of this property during fiscal 2007. The Company anticipates that milling of previously stockpiled material to begin in September 2007 and continue into 2008. After that, the Company anticipates conduction surface mining at the Weber property and milling of ores obtain from those efforts at the Lakeview Mill.

7.

Under paragraph 45 of SFAS 144 a gain recognized for a long-lived asset classified as held-for-sale shall be included in income from operations. Accordingly, the Company has changed the financial statements to reclassify the $133,907 gain on the sale of the lode claim from non-operating to operating.

Karl Hiller
US Securities & Exchange Commission
November 16, 2007

8.

Pursuant to the Commissions request for more detail on the $133,907 gain on sale of lode claim and the $310,412 gain on sale of securities. The following paragraphs are found in the new MD&A section of the 10-K on page 37 of the annual report:

During fiscal 2006 the Company recorded a gain of $133,907 from the sale of the Drumheller Group claims to an unrelated party in exchange for $150,000. This group of claims consisted of six unpatented claims covering 110.82 acres. The cost of the property, $218,282, has been expensed in prior years as an exploration expense. Consequently, the Company had no basis in the property but did incur selling expenses of $21,093 in connection with this sale.

During fiscal 2006, the Company recorded a gain on the sale of investments of $310,412. This resulted from selling various investments with a combined basis of $149,176 for combined gross proceeds of $459,588.

9.	The specified language has been added to the Company’s website.

10.	The reference to the Stillwater mine has been deleted from the Company’s website.

11.	The reference to USGS geologists has been removed from the websites and from the filing.

12.

The statement concerning prospecting has been revised on page 5 of the annual report to state: “We are an exploration stage company, and our activities have been limited to exploring and acquiring rights to explore properties which we believe are prospective for silver, gold, platinum group and base metals along with uranium.”

13.

Maps for all material properties are now given as Exhibits. Non-material properties, listed as Other Mexican Properties, are labeled as being non-material and no maps are included for those properties.

14.	Each property now has information concerning:
  Location and access.
  Conditions for retaining title to the properties

Karl Hiller
US Securities & Exchange Commission
November 16, 2007

  A description of rock formations and mineralizations of potential economic significance
  An explicit statement of work completed on the property and its current condition
  Details concerning modernization and condition of all plants and equipment at the properties that are none and where modernization has taken place. Properties that have not been modernized have been explicitly noted.
  Descriptions of equipment, infrastructure and other facilities where they exist.
  Costs incurred to date all planned future costs where known. In the case of properties in which the cost of proposed future work is unknown there is an explicit statement of this fact.
  Sources of power and water are given where known. If not known there is an explicit statement that the source is not known.
  All of the Company’s properties are exploratory in nature and without known reserves. A statement to this effect is made in each property description.
15.	The reference to a grab sample has been removed.

16.	Samples are no longer referenced in the document. Upon listing of samples in future filings documentation of QA/QC procedures will be disclosed.

17.	All references to reserves have been removed.

18.	All references within Exploration History are to mines and mineral the Company currently holds. The paragraph on page 14 has been rewritten to clarify this fact:

In the late 1950’s and early 1960’s, Federal Resources extended the Conjecture Mine’s incline shaft to the 700-foot level, added a 200 foot vertical shaft, and developed the 700, 1000, 1600 and 2000-foot levels along 2500 feet of strike, totaling over 13,000 feet of workings. Sunshine Mining Company unitized the Lakeview District during the 1970’s and conducted further exploratory drilling and development work within the Conjecture Mine and associated Confed property currently under Shoshone’s control.

19.	References to resources have been removed.

20.	In accordance with the Commissions recommendation, the Company as added the following risk factor disclosure on page 29:

Management Lacks Significant Technical Training in Mining

Karl Hiller
US Securities & Exchange Commission
November 16, 2007

The Company’s management consists of three officers none of which have technical educational background in mineral exploration and mining. However, the management has a combined 43 years of experience in operating and managing companies engaged in mining exploration, mine development and mineral production, including recent experience in state of the art exploration and development techniques. Nevertheless, there is a risk that management may not be fully aware of many practices, conventions and requirements related to working within the mining industry. Therefore, the lack of technical expertise may have adverse consequences on the Company’s ability to implement its business plan.

Please contact me if you require any additional information.

Very truly yours,
WHITE & LEE LLP

William H. Caffee

WAM:
Enclosures
cc:	Shoshone Silver Mining Company